EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

(Unaudited)

	Twenty-Six Weeks Ended
	January 1, 2005 (1)	December 27, 2003 (2)
Fixed charges:
Interest expense	$138	$132
Interest portion of rental expense	34	32

Total fixed charges before capitalized interest and preference security dividends	172	164
Capitalized interest	4	5

Total fixed charges	$176	$169

Earnings available for fixed charges:
Income before income taxes	$822	$660
Add minority interest in majority-owned subsidiaries	6	3
Add amortization of capitalized interest	9	10
Add fixed charges before capitalized interest	172	164

Total earnings available for fixed charges	$1,009	$837

Ratio of earnings to fixed charges	5.7	5.0

(1)	During the first six months of fiscal 2005, the corporation recognized pretax income of $16 million in connection with certain restructuring activities. Also during the first six months of fiscal 2005, the corporation recognized $117 million of contingent sale proceeds from the disposition of its European tobacco business in 1999.
(2)	During the first six months of fiscal 2004, the corporation recorded a pretax charge of $5 million in connection with certain restructuring activities.